

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

Christopher Miglino
Chief Executive Officer
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

      Re: Social Reality, Inc.
          Registration Statement on Form S-3
          Filed June 19, 2018
          File No. 333-225725

Dear Mr. Miglino:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

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